OWC PHARMACEUTICAL RESEARCH CORP.
 22 Shaham Street, P.O. Box 8324
Petach Tikva, 4918103 Israel

October 18, 2016

United States Securities and Exchange Commission
Washington, DC 20549
Attn: Kevin J. Kuhar, Accounting Branch Chief

OWC Pharmaceutical Research Corp.
Form 10-Q for the Quarterly Period Ended June 30, 2016
File August 29, 2016
File No. 0-54856

Ladies and Gentlemen:

This letter is in response to the staff's comment letter dated September 12, 2016, with respect to the above-referenced Form 10-Q filed by OWC Pharmaceutical Research Corp. (the "Company") on August 29, 2016. For the convenience of the staff, we have included each of the staff's comments numbered sequentially, followed by our response to each numbered comment.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures, page 18

Comment 1. Please amend the filing to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.
Response 1. We revised the disclosure to state that the company's controls and procedures as of the end of the period covered by the report were not effective.

Comment 2. We see that you have provided management's report on internal control over financial reporting. However, we note Item 308(a) of Regulation S-K only requires the assessment of internal control over financial reporting on an annual basis and managements' report on internal control over financial reporting is only required in your Form 10-K filing. Please confirm to us that as of June 30, 2016, management performed an assessment of your internal control over financial reporting. Otherwise, in the requested amendment, remove the disclosure relating to the assessment and effectiveness of internal control over financial reporting.
Response 2. We remove the disclosure relating to the assessment and effectiveness of internal control over financial reporting.

Respectfully submitted,

/s/: Mordechai Bignitz
Mordechai Bignitz, CEO